SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FMS WERTMANAGEMENT

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013 as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—FMS-WM” on page 2 hereof to the “Recent Developments—FMS-WM” section; and

•

Exhibit (d) is hereby amended by replacing the text in “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 3 to 5 hereof.

This report is intended to be incorporated by reference into FMS Wertmanagement’s prospectus dated August 20, 2014 and any future prospectus filed by FMS Wertmanagement with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii.

EXCHANGE RATE INFORMATION

FMS-WM files reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2014 through September 2014 (through September 26, 2014), as reported by the Federal Reserve Bank of New York.

2014	High	Low
August	1.3422	1.3177
September (through September 26, 2014)	1.3136	1.2686

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

FMS-WM

FMS-WM’s Results for the Six Months Ended June 30, 2014

FMS-WM is not required to publish interim financial statements in conformity with German GAAP. Nevertheless, FMS-WM does prepare selected interim financial information for the six months ended June 30 in accordance with German GAAP applicable to interim financial reporting. The following information is based on this selected unaudited interim financial information. This information is not necessarily indicative of FMS-WM’s figures for the full year ending December 31, 2014.

In the six months ended June 30, 2014, FMS-WM further reduced the nominal value of its portfolio by 7.1% from EUR 119.1 billion as of December 31, 2013 to EUR 110.7 billion as of June 30, 2014. The portfolio reduction of EUR 8.4 billion in the six months ended June 30, 2014 was due to favorable market conditions in certain regions during this period. Since its takeover effective October 1, 2010, an aggregate amount of EUR 65.0 billion, or 37.0%, of the portfolio has been wound up.

FMS-WM’s results from ordinary activities improved from a profit of EUR 75 million in the six months ended June 30, 2013 to a profit of EUR 376 million in the six months ended June 30, 2014. After tax, the profit for the six months ended June 30, 2014 was EUR 331 million. Net interest income decreased by 13.5% from EUR 320 million in the six months ended June 30, 2013 to EUR 277 million in the six months ended June 30, 2014, due in particular to the continued unwinding of the portfolio. Net commission income, which was largely comprised of commission income from the lending and derivatives business, decreased from EUR 43 million in the six months ended June 30, 2013 to EUR 31 million in the six months ended June 30, 2014.

General and administrative expenses decreased from EUR 173 million in the six months ended June 30, 2013 to EUR 119 million in the six months ended June 30, 2014, which included service fees of EUR 64 million, compared to EUR 104 million for the six months ended June 30, 2013. Risk provisions for the lending business and net income from investments in the securities business accounted for a positive balance of EUR 198 million in the six months ended June 30, 2014 compared to total charges of EUR 122 for the six months ended June 30, 2013. This year-on-year improvement was primarily attributable to favorable market trends and associated reversals of specific loan loss provisions as well as sales successes. Hidden losses on the securities in the investment portfolio were reduced from EUR 9.9 billion as of December 31, 2013 to EUR 6.4 billion as of June 30, 2014.

FMS-WM’s total assets decreased by 3.5% from EUR 187.7 billion as of December 31, 2013 to EUR 181.1 billion as of June 30, 2014. The volume of funding raised in the capital markets for the six months ended June 30, 2014 was EUR 7.0 billion compared to EUR 5.4 billion for the six months ended June 30, 2013.

The Federal Republic of Germany

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2013	0.8	0.0
3rd quarter 2013	0.3	0.3
4th quarter 2013	0.4	1.1
1st quarter 2014	0.7	2.3
2nd quarter 2014	-0.2	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product decreased by 0.2% after price, seasonal and calendar adjustments in the second quarter of 2014 compared to the first quarter of 2014. This decline followed a period of extremely mild weather at the beginning of the year, which had contributed to the high growth in the first quarter of 2014. In a quarter-on-quarter comparison, the increase in exports was smaller than the increase in imports, so that the balance of exports and imports had a negative effect on the German economic development. Also, capital formation, especially in construction, fell markedly. However, both households and government consumed slightly more than in the first quarter of 2014.

In a year-on-year comparison, economic growth lost momentum but continued to grow. GDP in the second quarter of 2014 increased by 1.2% in price- and calendar-adjusted terms compared to the second quarter of 2013.

These GDP results are based on a revised statistical methodology that has been applied for the first time. The revision was required to implement the European System of Accounts in the version of 2010 (“ESA 2010”), which will be legally binding from September 2014. The ESA 2010 defines for the entire European Union what concepts, definitions and accounting rules have to be applied in compiling national accounts to make the data comparable at an international level.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2014, press release of September 1, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/09/PE14_306_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
August 2013	0.0	1.5
September 2013	0.0	1.4
October 2013	-0.2	1.2
November 2013	0.2	1.3
December 2013	0.4	1.4
January 2014	-0.6	1.3
February 2014	0.5	1.2
March 2014	0.3	1.0
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8

In August 2014, consumer prices in Germany rose by 0.8% compared to August 2013. As with the previous month, this marked the lowest year-on-year rate of price increase since February 2010.

The low inflation rate in August 2014 was due mainly to a 1.9% decrease in energy prices from August 2013 to August 2014. Most notably, prices for mineral oil products were down 4.6% compared to the corresponding period in 2013. In addition, prices for solid fuels and charges for central and district heating decreased by 2.5% and 1.5%, respectively, while prices for electricity rose by 1.7%. Excluding energy prices, the inflation rate in August 2014 compared to August 2013 would have been 1.2%.

Food prices increased by 0.3% in August 2014 compared to August 2013. In particular, prices for dairy products increased by 8.4%. Total goods prices experienced a below-average increase of 0.2% in August 2014 compared to August 2013. At 1.4% higher year-on-year, service prices saw an above-average rise in August 2014, due mainly to a 1.5% increase in net rents exclusive of heating expenses.

Compared with July 2014, consumer prices as a whole remained unchanged in August 2014. Prices for clothing and footwear increased by 2.6% while prices for food decreased by 0.6% compared to July 2014. Energy prices decreased by 0.5% from July 2014 to August 2014.

Source: Statistisches Bundesamt, Consumer prices in August 2014: +0.8% on August 2013, press release of September 11, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/09/PE14_327_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2013	5.0	5.3
September 2013	5.1	5.3
October 2013	5.1	5.2
November 2013	5.0	5.2
December 2013	5.0	5.2
January 2014	5.6	5.2
February 2014	5.5	5.1
March 2014	5.5	5.1
April 2014	5.2	5.1
May 2014	4.8	5.0
June 2014	4.9	5.0
July 2014	4.7	4.9
August 2014	5.0	4.9

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 358,000 persons, or 0.8%, from August 2013 to August 2014. Compared to July 2014, the number of employed persons in August 2014 increased by approximately 25,000, or 0.1%, after adjustment for seasonal fluctuations.

In August 2014, the number of unemployed persons decreased by approximately 20,000, or 0.9%, compared to August 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2014 decreased by 0.5% to 2.10 million compared to July 2014.

Sources: Statistisches Bundesamt, 42.7 million persons in employment in August 2014, press release of September 30, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/09/PE14_343_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231 0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)

Item	January to July 2014	January to July 2013
Trade in goods, including supplementary trade items	133.1	125.0
Services	-21.8	-29.7
Primary income	30.7	35.2
Secondary income	-24.7	-25.9

Current account	117.4	104.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in July 2014: +8.5% on July 2013, press release of September 8, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/09/PE14_317_51.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant FMS Wertmanagement has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FMS Wertmanagement

By:	/s/ ERNST-ALBRECHT BROCKHAUS
Name:	Ernst-Albrecht Brockhaus
Title:	Member of the Executive Board

By:	/s/ JENS REMMERS
Name:	Jens Remmers
Title:	Head of Capital Markets Funding

Date: October 2, 2014